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                              March 6, 2024

       Kin Chung Chan
       Chairman and Chief Executive Officer
       Reitar Logtech Holdings Ltd
       c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong

                                                        Re: Reitar Logtech
Holdings Ltd
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-1
                                                            Submitted February
23, 2024
                                                            CIK No. 0001951229

       Dear Kin Chung Chan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 12, 2024 letter.

       Amendment No. 6 to Draft Registration Statement on Form F-1

       Reitar Logtech Holdings Limited
       Notes to the Consolidated Financial Statements
       20. Taxes
       Hong Kong, page F-31

   1.                                                   We note your response
to prior comment 6. Please address the following:
                                                            Please clarify for
us if the line item labeled tax losses not recognized is the change in valuation allowance.
                                                            To the extent it is
a change in valuation allowance, please tell us how you complied with paragraphs 2
and 3 of ASC 740-10-50, or tell us how you determined it was unnecessary to
provide the applicable disclosures.
 Kin Chung Chan
Reitar Logtech Holdings Ltd
March 6, 2024
Page 2
            This comment applies to all sets of financial statements provided in your filing.
Unaudited Pro Forma Condensed Combined Financial Information, page F-116

2. We note your response to prior comment 2. Please tell us how you determined it was
      unnecessary to revise Reitar Logtech Holdings Limited   s historical
earnings per share
      amounts for the year ended March 31, 2023 and weighted average ordinary shares outstanding in the first column on page F-117. Our comment also applies to the historical
      Kamui Group column in the unaudited pro forma condensed combined statement of income and comprehensive income data presented on pages 14 and 62. Reference is made to Rule 11-02 of Regulation S-X.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameKin Chung Chan
                                                           Division of
Corporation Finance
Comapany NameReitar Logtech Holdings Ltd
                                                           Office of Real
Estate & Construction
March 6, 2024 Page 2
cc:       William Ho, Esq.
FirstName LastName